NXT REPORTS 2007 FINANCIAL AND OPERATIONAL RESULTS

CALGARY, ALBERTA – April 10, 2008. Energy Exploration Technologies Inc, (“NXT” or “the Company”) is pleased to announce its financial and operating results for the year ended December 31, 2007.  All selected and referenced financial information should be read in conjunction with the audited consolidated financial statements and management discussion and analysis that are filed today on SEDAR at www.sedar.com and will be available on EDGAR at www.sec.gov/edgar.shtml or on NXT’s website at www.nxtenergy.com.

NXT will be hosting a conference call for shareholders on Thursday, May 1, 2008 at 10 a.m. Mountain Standard Time.  To participate in the call, phone into the access number - 866-507-1212.

Expressed in United States dollars

Selected Annual Information
For the year ended December 31,
	2007	2006	2005
Survey revenue	$ 5,347,982	$ 1,063,645	$ -
Net income (loss) after income tax	$ 346,846	$ (3,767,458)	$ (7,836,478)
Net income (loss) per share unit; basic and diluted	$ 0.01	$ (0.15)	$ (0.37)
Net cash generated (used) by operating activities	$ 3,712,552	$ (992,997)	$ (1,090,451)
Cash and short term investments	$ 7,649,630	$ 1,980,449	$ 1,104,277
Total assets	$ 9,222,769	$ 2,904,196	$ 2,459,323
Long term liabilities	$ 32,423	-	$ 207,625
Number of common shares issued and outstanding	29,713,381	27,177,908	21,511,244

2007 Financial Objectives

Our primary financial objectives for 2007 were:

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to become listed on the TSX Venture Exchange,

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to generate positive cash from operation, and

•

to generate positive net income

We were successful in all of these objectives

Key accomplishments for the year:

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Successfully implemented business strategy:

o

Increased cash and cash equivalents nearly four fold from $1,980,449 to $7,649,630

o

Increased working capital five fold from $1,085,092 to $5,383,181

o

Generated a net income of $346,846 and a comprehensive income of $741,661

o

Expanded our SFD survey client base increasing revenue to $5,347,982 in 2007 from $1,063,645 in 2006

o

SFD clients were active in developing SFD prospects for which we are entitled to earn gross overriding royalties

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Developed strong client relations

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Commenced trading on the TSX Venture Exchange (“TSX-V”) on December 3, 2007

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Expanded our surveying, processing and interpretation capabilities.

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Improved the capability of our SFD sensors.

Business Strategy and Financial Success

We are proud of the net income we earned in 2007.  With this breakthrough to profitability we positioned NXT within the upper echelons of TSX-V technology companies.  We estimate only a third of these TSX-V companies are profitable.  Indeed a review prepared by a leading business magazine establishes that for the elite top 100 Canadian technology companies, less than 70% reported net income in 2007.

This accomplishment is even the more significant as it was only one year ago, in 2006, that we transitioned from the technology development stage and commenced commercializing our technology.  In 2006 we initiated our new business strategy as a service provider to the oil and gas industry and chose at that time not to become a full-cycle E&P company.  We felt that the interest of our shareholders is best served if we focus on our strength – that is, our proprietary SFD survey system identifies potential oil and gas prospects cheaper and faster than conventional exploration techniques.  Our 2007 success confirms that our service provider strategy is successful.

Our strategy specifically precludes any capital participation in oil and gas prospects as we look to our clients to conduct exploration programs on SFD prospects.  Although we have no capital committed to prospects we still participate in client success through a gross overriding royalty (“GORR” or “Royalty”) on any production from SFD identified prospects.  Establishing relationships with multiple clients is the quickest and most effective way to assemble the resources to pursue SFD prospects.  Enormous capital, exploration resources, geological and geophysical skills are required to undertake the number of prospects that NXT could generate in any given year.

A significant advantage of NXT’s business model is our ability to generate cash.  With our model net income should generate strong cash from operations and requires limited capital.  Many successful companies are burdened with large cash requirements to fund growing inventory, receivables, capital and operating expenditures.  NXT’s business model is different.  We do not require inventory; our receivables are generally offset by cash deposits and our operating and capital expenses are modest.  In 2007 we generated cash from operations of $3,712,552 on a net income of $346,846.  This difference between cash generated and net income is explained by $1,525,638 of non cash expenses such as stock based compensation, amortization and depreciation as well a $1,840,068 change of working capital in the year mainly due to an increase in unearned revenue related to customer deposits.

Furthermore, current activities by clients on SFD prospects provide us with expectation that we will receive cash from Royalty payments in the future from previously conducted SFD surveys.  Our clients have now begun full cycle exploration of SFD identified prospects with 10 wells licensed of which three wells have already been drilled.  The magnitude of any future Royalty payments is not possible to estimate until a production history of each well is established.

Developed strong client relations

We have now completed surveys for five clients and have seen significant revenue growth in 2007 over 2006.  In 2006 we generated $1,063,645 in survey revenue from one survey that was completed for two clients.  In 2007 we increased our revenue five fold to $5,347,982 generated from four surveys conducted for three new clients.  We believe that these numbers will continue to grow as we become more established and accepted by industry.

All clients have either conducted multiple surveys with NXT either directly or indirectly or have expressed an interest in completing additional surveys.  In addition, we continue discussions with a number of other potential clients including E&P companies of all sizes and foreign governments.  We anticipate that with our repeat customers and a few anticipated new clients our revenue will continue to grow in 2008.

As part of our sales strategy we have followed a tactic we refer to as the “Embassy” model to develop new client relationships.  In 2007 81% of our revenue was derived from this model.  The key element of this strategy is that NXT works actively with clients or industry professionals to formulate business plans that are explicitly designed to exploit the competitive advantage of the SFD technology.  A core business strategy is then developed to focus on the “sweet spot” of SFD, that is, to find high impact prospects faster and cheaper than conventional finding tools.  These clients are at all times “arm-length”; we are simply providing assistance in their early formative stage.  We anticipate that these relationships will be fundamental to our success over the next few years.

These Embassy model clients become early adopters of our SFD survey system, employing the technology not as an addendum to conventional exploration but as an exciting new approach to exploration; a paradigm shift made possible by SFD.  Additionally these early adopters become strong advocates of the SFD survey system.  A full discussion of the Embassy Business Model for domestic clients is available on our webpage www.nxtenergy.com.

Extended Capabilities

In 2007 we also expanded our capabilities, both in terms of product and management skills.

We expanded our interpretation staff and facilities.  We are active with ongoing in-house training programs to develop the personnel required for our new team approach for interpretation.  Currently we have five staff members active in survey interpretation as compared with one at the beginning of 2007.  To support this activity, we created an interpretation theatre which allows us to assess the SFD data on a collaborative basis.  The theatre also provides an effective forum to present the survey results to clients.

To improve our product delivery and survey capacity we upgraded our SFD Data Acquisition System and implemented new multiple back-up systems, ensuring greater security of data.  Through our ongoing sensor development initiatives we have introduced technological enhancements resulting in more stable sensors with improved reservoir detection capability.  In preparation for expansion, we have also increased our SFD sensor manufacturing – more than doubling the SFD sensor inventory.

All of these actions allow us to take advantage of new business opportunities by expanding our capability to provide quality service to our growing client base.

We have reached out to the oil and gas community.  We have engaged respected industry consultants to assist in the development and acceptance of the SFD technology by industry.  In addition, we have strengthened the NXT Board of Directors with the addition of two leading industry professionals, Thomas E. Valentine and Mickey Abougoush, who will provide invaluable guidance as we implement our plan.

Outlook

We look to grow our SFD survey revenue and will continue to expand our capabilities.  Through improved business management systems, increased technical personnel and strategic planning, we will be ready to exploit market opportunities and grow our service potential to meet the growing demand for SFD surveys.

Our objectives for the coming year are :

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Expand our domestic sales and marketing resources;

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Exploit new business opportunities through the development of business models that leverage the SFD advantage;

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Expand into the international market to take advantage of the vast opportunities available to survey and evaluate large tracts of exploration areas;

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Enhance the capabilities of our SFD sensors through ongoing innovation and research and development;

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Grow our interpretation skills and resources through the recruitment and training of technical staff; and most importantly

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Grow our client base and increase SFD revenue.

Although challenges still exist for NXT, we are intensely proud of what we have accomplished over the past year and look to the future with confidence that the Company is on a strong and positive foundation.  We believe that the Company is moving in the right direction; widespread industry acceptance does not occur overnight, but the process is now underway.

We thank you for your ongoing support.

Additional information about NXT and the SFD technology is available on the Company’s website at www.nxtenergy.com.

For more information contact:

Ken Rogers, VP Finance and CFO

Energy Exploration Technologies Inc.

505 — 3rd Street, S.W., Suite 1400

Calgary, Alberta, Canada T2P 3E6

Tel:

(403) 264-7020

Fax:

(403) 264-6442

info@nxtenergy.com

www.nxtenergy.com

NXT is in the business of providing wide-area airborne services to clients utilizing its proprietary SFD Survey System to search for new oil and gas fields.  The Company rapidly identifies and ranks prospective areas with sub-surface structure and reservoir potential.  Our service provides an efficient, cost effective method for surveying large tracts of land and delivering an inventory of high impact SFD qualified prospects.

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the TSX Venture or NASDAQ OTCBB have reviewed and do not accept responsibility for the adequacy or accuracy of this news release.